UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.         )*

DUFF & PHELPS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

26433B107

(CUSIP Number)

October 3, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 26433B107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shinsei Bank, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,375,000
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 3,375,000
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 26433B107	13G	Page 3 of 6 Pages

ITEM 1.

(a)	Name of Issuer: Duff & Phelps Corporation

(b)	Address of Issuer’s Principal Executive Offices:

55 East 52nd Street

New York, NY 10055

ITEM 2.

(a)	Name of Persons Filing:

This Statement is being filed by Shinsei Bank, Ltd., a Japanese corporation (“Shinsei”).

(b)	Residence or Business Address:

The address of the principal executive office of Shinsei is located at 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan.

(c)	Citizenship:

Shinsei is organized under the laws of Japan.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number: 26433B107

ITEM 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

ITEM 4.	Ownership

(a)	Amount beneficially owned:

Shinsei:	3,375,000

CUSIP No. 26433B107	13G	Page 4 of 6 Pages

(b)	Percent of class:

Shinsei:	9.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Shinsei:	3,375,000

(ii)	Shared power to vote or to direct the vote:

Shinsei:	0

(iii)	Sole power to dispose or to direct the disposition of:

Shinsei:	3,375,000

(iv)	Shared power to dispose or to direct the disposition of:

Shinsei:	0

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of the Group

Not applicable.

CUSIP No. 26433B107	13G	Page 5 of 6 Pages

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26433B107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2007

SHINSEI BANK, LTD.

By:	/s/ Edward Gilbert
Name:	Edward Gilbert
Title:	General Manager, Corporate Business Solutions Sub-Group